November 6, 2014

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             TGC Industries, Inc.
Registration Statement on Form S-4

CIK No. 0000799165

Ladies and Gentlemen:

On behalf of TGC Industries, Inc. (the “Registrant”), we submit for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, a Registration Statement on Form S-4 to register the issuance of shares of common stock of the Registrant.

If any questions should arise in the course of your review of the Registration Statement, please contact the undersigned by telephone at (214) 651-5587 or by email at scott.wallace@haynesboone.com.

Very truly yours,

Haynes and Boone, LLP

By:	/s/ W. Scott Wallace
W. Scott Wallace

cc:                                Wayne A. Whitener (TGC Industries, Inc.)

James K. Brata (TGC Industries, Inc.)

Jennifer T. Wisinski, Esq. (Haynes and Boone, LLP)

Matthew L. Fry, Esq. (Haynes and Boone, LLP)

Neel Lemon, Esq. (Baker Botts L.L.P.)

Chad Burkhardt, Esq. (Baker Botts L.L.P.)